Exhibit 99.2

MOUNTAIN PROVINCE DIAMONDS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of the shareholders (“Shareholders”) of Mountain Province Diamonds Inc. (“Mountain Province”) will be held at the Toronto Board of Trade, First Canadian Place, 3rd Floor (Ketchum.Osgoode Boardroom), 77 Adelaide Street West, Toronto, Ontario, M5X 1C1 on Thursday November 18, 2010 at 4:00 pm (Toronto time) for the following purposes and for the Shareholders to consider the following:

(a)	to receive and consider the consolidated audited financial statements of Mountain Province for the fiscal nine months ended December 31, 2009, together with the report of the auditors thereon;

(b)	to elect directors of Mountain Province;

(c)	to re-appoint the auditors of Mountain Province and to authorize the directors of Mountain Province to fix the auditors’ remuneration; and

(d)
to consider and, if thought advisable, to approve by ordinary resolution the Shareholder Rights Plan as described in the management information circular of Mountain Province accompanying and forming part of this Notice.

This Notice is accompanied by a form of Proxy, the Information Circular, the audited consolidated financial statements of Mountain Province for the transition financial year ended December 31, 2009, and a supplemental mailing list form.

The Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and send the enclosed form of proxy to Computershare Investor Services Inc. so that as large a representation as possible may be had at the meeting.

DATED as of October 4, 2010

BY ORDER OF THE BOARD OF DIRECTORS “Patrick Evans” Patrick Evans President and Chief Executive Officer